Mail Stop 4561

December 6, 2005

James W. McLane
Chairman and Chief Executive Officer
Healthaxis Inc.
7301 North State Highway 161
Suite 300
Irving, Texas 75039

Re: Healthaxis Inc.
   Form 10-K for the Fiscal Year Ended
   December 31, 2004
  Filed March 31, 2005
   Forms 8-K filed March 30, 2005 and May 16, 2005
  File No. 000-25797

Dear Mr. McLane:

We have completed our review of your Form 10-K and related filings
and do not, at this time, have any further comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief

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